

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Virginia Herring
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Toccoa, Georgia 30577

> **Re: 1st Franklin Financial Corporation**
> **Form 10-K for the fiscal period ending December 31, 2021**
> **Filed March 31, 2022**
> **File No. 002-27985**

Dear Ms. Herring:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Finance